UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

ANNUAL REPORT

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Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

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For the Fiscal Year Ended December 31, 2000

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VAIL RESORTS 401(k) RETIREMENT PLAN

Commission File No. 1-9614

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VAIL RESORTS, INC.

Post Office Box 7

Vail, Colorado 81658

(Name of issuer of securities held pursuant to the plan and address of its principal executive office)

VAIL RESORTS 401(k) RETIREMENT PLAN

INDEX TO THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2000 AND 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and the Administrative Committee of the Vail Resorts 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of VAIL RESORTS 401(k) RETIREMENT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Denver, Colorado
June 29, 2001

VAIL RESORTS 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2000 AND 1999

ASSETS	2000	1999
INVESTMENTS, at fair value (Notes 2 and 3):
Money market funds	$ 3,894,581	$ 4,626,592
Mutual funds	49,271,064	47,845,248
Vail Resorts, Inc. common stock	909,375	848,444
Cash and cash equivalents	-	4,214
Participant loans	1,335,097	1,163,196

Total investments	55,410,117	54,487,694

RECEIVABLES:
Employee contributions	4,858	127,546
Employer contributions, net of forfeitures	72,917	361,404

Total receivables	77,775	488,950

Total assets	55,487,892	54,976,644
	=========	=========

LIABILITIES
CORRECTIVE DISTRIBUTIONS (Note 4)	(54,431)	-

NET ASSETS AVAILABLE FOR BENEFITS	$55,433,461	$54,976,644
	=========	=========

The accompanying notes are an integral part of these statements.

VAIL RESORTS 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS:
Contributions-
Employee	$ 5,744,569
Employer, net of forfeitures applied	1,485,985
Rollover	303,536

Total contributions	7,534,090

Investment income (loss)-
Interest and dividends	2,921,331
Net depreciation in fair market value of investments (Note 3)	(6,286,750)
Other	24,044

Total investment (loss)	(3,341,375)

DISTRIBUTIONS AND EXPENSES:
Benefits paid to participants	(3,537,460)
Corrective distributions (Note 4)	(54,431)
Administrative expenses	(144,007)

Total distributions and expenses	(3,735,898)

NET INCREASE	456,817

NET ASSETS AVAILABLE FOR BENEFITS,
Beginning of the year	54,976,644

NET ASSETS AVAILABLE FOR BENEFITS,
End of the year	$ 55,433,461

The accompanying notes are an integral part of this statement.

VAIL RESORTS 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

1. DESCRIPTION OF THE PLAN:

Effective May 1, 1978, Vail Associates, Inc. (the "Company") established The Profit Sharing Thrift Plan of Vail Associates, Inc. The plan was amended and restated October 1, 1994 and renamed the Vail Associates, Inc. 401(k) Retirement Plan (the "Vail Plan"). The Company concurrently established a trust (the "Trust") with a trustee as part of the Vail Plan. Effective October 1, 1995, Ralston Resorts, Inc. ("Ralston Resorts") established the Ralston Resort, Inc. Savings Investment Plan (the "Ralston Plan"). On June 1, 1998, the Vail Plan was amended and restated in its entirety, and the Ralston Plan was merged into the Vail Plan. In connection therewith, the Vail Plan was renamed the Vail Resorts 401(k) Retirement Plan (the "Plan"). The Plan covers all eligible employees of the Company and excludes leased employees, non-resident aliens, employees covered by a collective bargaining agreement and independent contractors. The following description of the Plan provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions.

On August 12, 1998, the Company acquired all of the outstanding stock of the Village at Breckenridge Acquisition Corp., Inc. ("Village at Breckenridge"), which maintained the Village at Breckenridge 401(k) Plan (the "Village at Breckenridge Plan") for the benefit of its eligible employees. The Village at Breckenridge Plan was merged into the Plan effective January 1, 1999.

On June 15, 1999, the Company acquired all of the outstanding stock of Grand Teton Lodge Company ("Grand Teton"). The employees of Grand Teton became eligible to participate in the Plan effective July 1, 1999 and were credited their service with Grand Teton for purposes of determining eligibility to participate in and vest under the Plan.

On November 1, 1999, the Company purchased the assets of VailNet, Inc. ("VailNet") and InterNetWorks, Inc. ("InterNetWorks"). The employees of VailNet and InterNetWorks became eligible to participate in the Plan effective November 1, 1999 and were credited their service with VailNet and InterNetWorks for purposes of determining eligibility to participate in and vest under the Plan.

General

The Plan is a defined contribution plan administered by the Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Eligibility and Contributions

Employees are eligible to participate in the Plan upon attaining the age of 21 and completing one year of employment, as defined by the Plan document, including a minimum of 1,000 hours of service. Employees completing 1,500 cumulative hours of service also are eligible to participate in the Plan.

Each participant may elect to contribute before-tax contributions from 2% to 22% of their compensation, as defined in the Plan document. However, deferred contributions shall not exceed $10,500 in the calendar year ending December 31, 2000, as set forth by the Internal Revenue Code ("IRC"). Participants may also elect to defer after-tax contributions in whole percentages of their compensation. The maximum combined before-tax and after-tax contribution shall not exceed 22% of compensation.

The Company makes matching contributions of 50% of the participant's first 6% before tax contribution, per pay period, not to exceed 3% of the participant's compensation. The Company may also make an additional discretionary matching contribution in order to ensure that each eligible participant receives the maximum Company matching contribution allowed by the Plan as discussed above.

Due to limitations imposed by the IRC, the sum of Company contributions and participant deferred contributions may not, in general, exceed the lesser of 25% of a participant's compensation for the year or $30,000 ("415 limits").

Subject to the Committee's approval, participants may elect rollovers of amounts from other qualified plans in accordance with the IRC.

Participant Accounts

Each participant's account is credited with his or her contribution, the Company matching contribution, additional discretionary Company matching contributions, if any, rollovers and an allocation of Plan earnings and expenses. Allocations are determined by the Plan document. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

Vesting

Participants' contributions are immediately 100% vested. Vesting in the Company's contributions is according to the following schedule:
Years of Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

Participants of the Vail Plan or the Ralston Plan on May 31, 1998 would follow the vesting schedule provided by those plans if that vesting percentage was greater than the above percentage for the respective period.

Participants forfeit unvested Company contributions upon termination of service. All amounts forfeited are used to reduce Company matching contributions otherwise required. The $49,000 of unused forfeitures as of December 31, 2000 was used subsequent to year end to offset the additional discretionary matching contribution. The employer contribution receivable as of December 31, 2000 has been shown net of this forfeiture applied. Unused forfeitures as of December 31, 2000 and 1999 were approximately $49,000 and $27,000, respectively.

Termination Provisions

Although the Company has not expressed any intent to do so, it has the right, under the Plan document, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Payments of Benefits

A participant's entire interest in the Plan is payable by lump sum, installments or annuity upon death of the participant, upon attaining normal retirement age (65), or upon being considered disabled as determined by the Committee. Upon other terminations of service, a participant may elect to receive a distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

Loans to Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are secured by the participant's account and bear a reasonable rate of interest as determined by the Committee. The loans are subject to certain restrictions, as defined by the Plan document and applicable restrictions under the IRC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments in money market funds and mutual funds are stated at fair value based on quoted market prices. Company common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. Loans are valued at cost which approximates fair market value.

Net realized and unrealized gain on investments is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value and is shown as net depreciation in fair market value of investments in the accompanying financial statements. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Administrative Expenses

Expenses of administering the Plan are paid by the Company. Loan and investment fees are deducted from the participants' accounts on a pro-rata basis. For the year ended December 31, 2000 loan and investment fees paid by the Plan were $144,007.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain amounts in the 1999 financial statements have been reclassified to conform with the current year presentation.

3. INVESTMENTS:

Various investment advisors manage the Plan's assets. Participants may direct their investments in various investment options in mutual funds and money market funds. Participants may also invest in Vail Resorts, Inc. common stock.

The following presents investments which exceed 5% of net assets available for benefits as of December 31, 2000 and 1999:

	2000	1999
	Fair		Fair
Units/Shares	Value	Units/Shares	Value
Frank Russell Investment Company
Money Market Fund-
Russell Money Market Fund	3,872,019	$3,872,019	4,609,625	$4,609,625
Mutual Funds-
Russell Equity I	185,359	6,001,916	159,945	5,991,529
Russell Equity Q	167,409	6,065,260	144,574	6,007,037
Russell International Fund	134,493	5,105,350	109,259	5,099,137
Russell Fixed III	376,490	3,723,493	362,224	3,487,710

The Vanguard Group
Mutual Funds-
Vanguard 500 Index Fund	58,711	7,154,473	52,109	7,051,972

Putnam Investments
Mutual Funds-
Putnam New Opportunities Fund	116,873	6,851,088	79,823	7,260,708

Davis Funds
Mutual Funds-
Davis New York Venture Fund	135,805	3,903,026	104,300	2,999,662

During the year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(6,504,000)
Vail Resorts, Inc. common stock	217,250
$(6,286,750)
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4. INCOME TAXES:

The Company received a favorable determination letter from the IRS dated January 31, 1997, stating that the Vail Plan meets the requirements of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related Trust was tax exempt as of December 31, 2000 and 1999.

The Plan failed the nondiscrimination testing for the 2000 Plan year. Certain participants also exceeded the 415 limits of the IRC. Corrective distributions will be made by the Company in 2001 and have been included in the accompanying financial statements.

5. RELATED PARTY TRANSACTIONS:

Certain plan investments are shares of money market funds and mutual funds offered by Frank Russell Investment Company, the Vanguard Group, the Franklin Templeton Group, Putnam Investments, Davis Funds, Charles Schwab and Co., Inc., and Columbia Funds, the asset custodians of the Plan. As such, these qualify as party in interest. Certain Plan investments are also shares of Vail Resorts, Inc. common stock, which also qualify as party-in-interest.

6. RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in money market funds, mutual funds and Vail Resorts, Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

VAIL RESORTS 401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2000

Identity of Issue, Borrower,		Shares or	Current
Lessor or Similar Party	Description of Investment	Units	Value
	Money market funds:
* Frank Russell Investment Company	Russell Money Market Fund	3,872,019	$3,872,019
* Charles Schwab and Co., Inc.	Schwab Money Market Fund	22,562	22,562
	Total Money Market Funds:		$3,894,581
			=========
	Mutual funds:
* Frank Russell Investment Company	Russell Emerging Markets	134,375	1,159,662
	Russell Equity I	185,359	6,001,916
	Russell Equity II	79,532	2,629,332
	Russell Equity Q	167,409	6,065,260
	Russell International Fund	134,493	5,105,350
	Russell Real Estate Securities	56,375	1,595,397
	Russell Fixed I	106,998	2,262,986
	Russell Fixed III	376,490	3,723,493
	Russell Short-term Bond Fund	43,826	800,286
* The Vanguard Group	Vanguard 500 Index Fund	58,711	7,154,473
* The Franklin Templeton Group	Templeton Foreign Fund	160,496	1,659,526
* Putnam Investments	Putnam New Opportunities Fund	116,873	6,851,088
* Davis Funds	Davis New York Venture Fund	135,805	3,903,026
* Columbia Funds	Columbia High Yield Fund	40,008	359,269
	Total mutual funds:		$49,271,064
==========

* Vail Resorts, Inc.	Common stock	38,800	909,375
	Loans secured by participant's vested
	accrued benefits, interest rates range from 7% - 11%	1,335,097	1,335,097
	Total investments:		$55,410,117
===========
* Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Vail Resorts 401(k) Retirement Plan

June 29, 2001	/s/ Nanci N. Northway
Vice President & Controller

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report on the financial statements of Vail Resorts 401(k) Retirement Plan dated June 29, 2001, included in this Form 11-K and the previously filed Registration Statement on Form S-8 (No. 333-20523).

/s/ Arthur Andersen LLP

Denver, Colorado

June 29, 2001.